Suzanne D. Snapper
Chief Financial Officer
27101 Puerta Real, Suite 450
Mission Viejo, California 92691
Direct line (949) 540-1220
Direct Fax (949) 540-3030

June 29, 2017

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Ensign Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 8, 2017
File No. 001-33757

Dear Mr. Pacho:

This letter sets forth the additional response of The Ensign Group, Inc. and its independent subsidiaries ("we", "our" or the "Company") to the letter from the staff (the "Staff") of the Securities and Exchange Commission dated May 19, 2017 and based upon our conversations with the Staff, with respect to our Annual Report on the Form 10-K for the year ended December 31, 2016. For the convenience of the Staff, we have included the original comment from your letter below, in bold-face type, followed by our response. This letter has been filed with the Securities and Exchange Commission as correspondence through EDGAR.

Item 6. Selected Financial Data
Other Non-GAAP Financial Data, page 68-70

1.
We note that you exclude lease expense from EBITDAR and adjusted EBITDAR. Please explain to us why this is not a normal, recurring operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

COMPANY RESPONSE:

As discussed with the Staff, in the future, the Company will present Adjusted EBITDAR as a financial valuation measure, rather than a financial performance or operating performance measure. We use Adjusted EBITDAR as one measure in determining the value of prospective acquisitions. It is also a commonly used measure by our management, research analysts and investors, to compare the enterprise value of different companies in the healthcare industry, without regard for differences in capital structures and leasing arrangements. Attached in Exhibit A are portions of our Annual Report on the Form 10-K that reflect how we propose to disclose Adjusted EBITDAR in the future.

Thank you for your consideration. Should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Suzanne D. Snapper, the Company’s Chief Financial Officer, at (949) 487-9500.

Sincerely,

/s/ Suzanne D. Snapper
Suzanne D. Snapper
Chief Financial Officer

cc:
Christopher R. Christensen, Chief Executive Officer
Chad A. Keetch, Executive Vice President and Secretary
Beverly B. Wittekind, Vice President & General Counsel
Craig Mordock, Sheppard Mullin Richter & Hampton LLP, SEC Counsel

Exhibit A - Excerpts from the Company’s Annual Report on Form 10-K (emphasis added)

Item 6. Selected Financial Data

*    *    *

(1)
The following discussion includes references to EBITDA, Adjusted EBITDA and Adjusted EBITDAR which are non-GAAP financial measures (collectively, Non-GAAP Financial Measures). Regulation G, Conditions for Use of Non-GAAP Financial Measures, and other provisions of the Exchange Act define and prescribe the conditions for use of certain non-GAAP financial information. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. These non-GAAP financial measures should not be relied upon to the exclusion of GAAP financial measures. These non-GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business.

We believe the presentation of Non-GAAP Financial Measures are useful to investors and other external users of our financial statements regarding our results of operations because:

•
they are widely used by investors and analysts in our industry as a supplemental measure to evaluate the overall performance of companies in our industry without regard to items such as interest expense, net and depreciation and amortization, which can vary substantially from company to company depending on the book value of assets, capital structure and the method by which assets were acquired; and

•	they help investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

We use Non-GAAP Financial Measures:

•	as measurements of our operating performance to assist us in comparing our operating performance on a consistent basis;

•	to allocate resources to enhance the financial performance of our business;

•	to assess the value of a potential acquisition;

•	to assess the value of a transformed operation's performance;

•	to evaluate the effectiveness of our operational strategies; and

•	to compare our operating performance to that of our competitors.

We typically use Non-GAAP Financial Measures to compare the operating performance of each operation. These measures are useful in this regard because they do not include such costs as net interest expense, income taxes, depreciation and amortization expense, which may vary from period-to-period depending upon various factors, including the method used to finance operations, the amount of debt that we have incurred, whether an operation is owned or leased, the date of acquisition of a facility or business, and the tax law of the state in which a business unit operates.

We also establish compensation programs and bonuses for our leaders that are partially based upon the achievement of Adjusted EBITDAR targets.

Despite the importance of these measures in analyzing our underlying business, designing incentive compensation and for our goal setting, Non-GAAP Financial Measures have no standardized meaning defined by GAAP. Therefore, our Non-GAAP Financial Measures have limitations as analytical tools, and they should not be considered in isolation, or as a substitute for analysis of our results as reported in accordance with GAAP. Some of these limitations are:

•	they do not reflect our current or future cash requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the net interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	they do not reflect rent expense, which are necessary to operate our leased operations, in case of Adjusted EBITDAR;

•	they do not reflect any income tax payments we may be required to make;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate these measures differently than we do, which may limit their usefulness as comparative measures.

We compensate for these limitations by using them only to supplement net income on a basis prepared in accordance with GAAP in order to provide a more complete understanding of the factors and trends affecting our business.

Management strongly encourages investors to review our consolidated financial statements in their entirety and to not rely on any single financial measure. Because these non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures having the same or similar names. These non-GAAP measures should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP. We strongly urge you to review the reconciliation of income from operations to the Non-GAAP Financial Measures in the table below, along with our consolidated financial statements and related notes included elsewhere in this document.

(2) We use the following Non-GAAP Financial Measures that we believe are useful to investors as key valuation and operating performance measures:

EBITDA

We believe EBITDA is useful to an investor in evaluating our operating performance because it helps investors evaluate and compare the results of our operations from period to period by removing the impact of our our asset base (depreciation and amortization expense) from our operating results.

We calculate EBITDA as net income from continuing operations, adjusted for net losses attributable to noncontrolling interest, before (a) interest expense, net, (b) provision for income taxes, and (c) depreciation and amortization.

Adjusted EBITDA

We adjust EBITDA when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance, in the case of Adjusted EBITDA. We believe that the presentation of Adjusted EBITDA, when combined with GAAP net income (loss) attributable to The Ensign Group, Inc., and EBITDA, is beneficial to an investor’s complete understanding of our operating performance.

Adjusted EBITDA is EBITDA adjusted for non-core business items, which for the reported periods includes, to the extent applicable:

•	results related to closed operations and operations not at full capacity, including continued obligations and closing expenses;

•	costs incurred for facilities currently being constructed and other start-up operations;

•	results at our urgent care centers (including the portion related to non-controlling interest)

•	legal costs and charges incurred in connection with the settlement of the class action lawsuit;

•	share-based compensation expense;

•	acquisition-related costs;

•	costs incurred related to new systems implementation; and

•	professional service fees including costs incurred to recognize income tax credits.

Adjusted EBITDAR

 We use Adjusted EBITDAR as one measure in determining the value of prospective acquisitions. It is also a commonly used measure by our management, research analysts and investors, to compare the enterprise value of different companies in the healthcare industry, without regard to differences in capital structures and leasing arrangements.  Adjusted EBITDAR is a financial valuation measure that is not specified in U.S. GAAP. This measure is not displayed as a performance measure as it excludes rent expense, which is a normal and recurring operating expense.

The adjustments made and previously described in the computation of Adjusted EBITDA are also made when computing Adjusted EBITDAR. We calculate Adjusted EBITDAR by adjusting Adjusted EBITDA to exclude rent-cost of services.